Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Unveil New Mission Critical Push-To-Talk Device at APCO International Conference Held on August 15 - 18

Global introduction of SD7 device expected in 2H21 to address mission critical communication needs

Vancouver, BC – August 5, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, announces that it will unveil its first handset into North America, a new MCPTT (Mission Critical Push-To-Talk) device, the SD7, and associated accessories at the APCO (Association of Public-Safety Communications Officials) International Conference held on August 15 – 18 in San Antonio, TX. APCO International is the world’s oldest and largest organization of public safety communications professionals, supports the largest U.S. membership base of any public safety association, and serves the needs of public safety communications practitioners worldwide.

The SD7 is an easy-to-use, PTT (Push-To-Talk)-only, ruggedized device with limited interface (i.e. small 2-line monochrome screen, PTT key, SOS key, volume rockers) that is LTE, Wi-Fi, and Bluetooth-enabled and uses the Android operating system. Its IP67 rating, resistance to water and dust, drop protection, and robust battery makes it well suited for use in harsh environments. Using the SD7, primary first responders (police, fire, ambulance) - which number over two million in the U.S. alone, as well as secondary support personnel - can quickly connect and coordinate on unified public cellular networks in North America and other international markets.

“Siyata is proud to offer the next-generation of communication hardware solutions for the first responder and public safety markets. No longer do these important service providers need to carry an assortment of devices just to be able to communicate with one another. Instead, a rugged device like the SD7 that offers PTT features will make their mission-critical jobs a lot easier, especially in moments when time is of the essence,” commented Marc Seelenfreund, CEO of Siyata. “We remain committed to being an innovation leader and provider of communication systems for first responders and enterprise customers alike. The SD7 is a perfect complement to our flagship Uniden® UV350 in-vehicle communication device and to our portfolio of cellular boosters. As such, we are in discussion with multiple carriers to launch this device, and we expect first in North America in the second half of 2021 and then in Europe in 2022.”

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes. Thus, with the SD7 offering, Siyata expects to increase its MCPTT market share not only in the first responder market, but also in the utilities, transportation and waste management markets.

The SD7 offers the benefits of Push-To-Talk over Cellular (PoC) without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (LMR). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative product line, including the SD7, is helping to service the generational shift from LMR to PoC. It is notable that the LMR market is growing at 5.9% compound annual growth rate (CAGR), while the PoC market is growing at 13.6% CAGR and annual PoC shipments are expected to grow 40% from 1.9 million in 2018 to 2.7 million in 2023. [Source: VDC Research].

Find Us at APCO 2021, Booth 1449

When: August 15-18, 2021

Where: Henry B. Gonzalez Convention Center, San Antonio, TX

Event Link: https://www.eventscribe.net/2021/apco/exhibitors/floorplan/floorplan.asp

Exclusive Webinar

Jason DePue, VP Sales from Siyata Mobile will introduce the SD7 at an Urgent Communications webinar on August 11, 2021 at 2:00 pm ET.

Event link: https://event.on24.com/eventRegistration/EventLobbyServlet?target=reg20.jsp&referrer=https%3A%2F%2Fs1587191664.t.eloqua.com%2F&eventid=3311381&sessionid=1&key=D67F5716A9BDAE8606D456CA5C383B59&regTag=&V2=false&sourcepage=register

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales:

Glenn Kennedy, VP Sales

Siyata Mobile Inc.

416-892-1823

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses the expected timing of the release of the SD7 in the U.S. and Europe and that it expects to increase its MCPTT market share. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s annual report on 20-F as filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as well as its subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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